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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

AUTONOMY CORPORATION PLC

Commission File No: 000-30716

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: 44 (0)1223 448 000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        On April 20, 2005, Autonomy Corporation plc (the "Company") issued a press release announcing the Company's results for the three months ended March 31, 2005. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

        Also on April 20, 2005, the Company issued a press release announcing it has entered into a definitive agreement to acquire etalk Corporation for a purchase price of US$70 million payable in a combination of cash and Company ordinary shares, with an opportunity to earn additional consideration payable in Company ordinary shares upon meeting and exceeding certain future performance-related targets. The consummation of the transaction is subject to certain conditions, including the approval of the shareholders of Autonomy and other customary closing conditions. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibits
99.1	Press Release issued on April 20, 2005, announcing results for the three months ended March 31, 2005.
99.2	Press Release issued on April 20, 2005, announcing an agreement to acquire etalk Corporation.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: 21 April 2005	By:	/s/ ANDREW M. KANTER Andrew M. Kanter Chief Operating Officer

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AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release issued on April 20, 2005, announcing results for the three months ended March 31, 2005.
99.2	Press Release issued on April 20, 2005, announcing an agreement to acquire etalk Corporation.

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SIGNATURES
INDEX TO EXHIBITS